UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28648 / March 17, 2009

In the Matter of	)
	)
	)
Wachovia Securities, LLC	)
One North Jefferson Avenue	)
St. Louis, MO 63103	)
	)
Evergreen Investment Management Company, LLC	)
200 Berkeley Street	)
Boston, MA 02116	)
	)
Tattersall Advisory Group, Inc.	)
6802 Paragon Place	)
Suite 200	)
Richmond, VA 23230	)
	)
First International Advisors, LLC	)
3 Bishopsgate	)
London, England	)
UK EC2N3AB	)
	)
Metropolitan West Capital Management, LLC	)
610 Newport Center Drive	)
Suite 1000	)
Newport Beach, CA 92660	)
	)
J.L. Kaplan Associates, LLC	)
200 Berkeley Street	)
Boston, MA 02116	)
	)
Golden Capital Management, LLC	)
5 Resource Square	)
Suite 150	)
10715 David Taylor Drive	)
Charlotte, NC 28262	)

Evergreen Investment Services, Inc.   )
200 Berkeley Street   )
Boston, MA 02116   )
)
Prudential Investment Management, Inc.   )
100 Mulberry Street   )
Gateway Center Two   )
Newark, NJ 07102   )
)
Prudential Investments LLC   )
100 Mulberry Street   )
Gateway Center Three   )
Newark, NJ 07102   )
)
The Prudential Insurance Company of America   )
751 Broad Street   )
Newark, NJ 07102   )
)
Jennison Associates LLC   )
466 Lexington Avenue   )
New York, NY 10017   )
)
Prudential Bache Asset Management, Inc.   )
One New York Plaza   )
13th Floor   )
New York, NY 10292   )
)
Quantitative Management Associates LLC   )
100 Mulberry Street   )
Gateway Center Two   )
Newark, NJ 07102   )
)
Pruco Securities, LLC   )
751 Broad Street   )
Newark, NJ 07102   )
)
AST Investment Services, Inc.   )
One Corporate Drive   )
Shelton, CT 06484   )
)
Prudential Annuities Distributors, Inc.   )
One Corporate Drive   )
Shelton, CT 06484   )

Prudential Investment Management Services LLC)
100 Mulberry Street)
Gateway Center Three)
Newark, NJ 07102)
)
Pruco Life Insurance Company)
213 Washington Street)
Newark, NJ 07102)
)
Pruco Life Insurance Company of New Jersey)
213 Washington Street)
Newark, NJ 07102)
)
Prudential Annuities Life Assurance Corporation)
One Corporate Drive)
Shelton, CT 06484)
)
Prudential Retirement Insurance and Annuity Company)
280 Trumbull Street)
Hartford, CT 06103-3509)
)
Wells Fargo Funds Management, LLC)
525 Market Street, 12th Floor)
San Francisco, CA 94105)
)
Wells Capital Management Incorporated)
525 Market Street, 10th Floor)
San Francisco, CA 94105)
)
Peregrine Capital Management, Inc.)
800 LaSalle Avenue, Suite 1850)
Minneapolis, MN 55402)
)
Galliard Capital Management, Inc.)
800 LaSalle Avenue, Suite 2060)
Minneapolis, MN 55402)
)
Wells Fargo Private Investment Advisors, LLC)
d/b/a Nelson Capital Management)
1860 Embarcadero Road, #140)
Palo Alto, CA 94303)

Wells Fargo Funds Distributor, LLC)
525 Market Street, 12th Floor)
San Francisco, CA 94105)
)
Lowry Hill Investment Advisors, Inc.)
90 South Seventh Street, Suite 5300)
Minneapolis, MN 55402)
)
Wells Fargo Alternative Asset Management, LLC)
333 Market Street, 29th Floor)
MAC# A0119-291)
San Francisco, CA 94105)
)
(812-13632))
)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Wachovia Securities, LLC ("Wachovia Securities"), Evergreen Investment Management
Company, LLC, Tattersall Advisory Group, Inc., First International Advisors, LLC,
Metropolitan West Capital Management, LLC, J.L. Kaplan Associates, LLC, Golden Capital
Management, LLC, Evergreen Investment Services, Inc., Prudential Investment Management,
Inc., Prudential Investments LLC, The Prudential Insurance Company of America, Jennison
Associates LLC, Prudential Bache Asset Management, Inc., Quantitative Management
Associates LLC, Pruco Securities, LLC, AST Investment Services, Inc., Prudential Annuities
Distributors, Inc., Prudential Investment Management Services LLC, Pruco Life Insurance
Company, Pruco Life Insurance Company of New Jersey, Prudential Annuities Life
Assurance Corporation, Prudential Retirement Insurance and Annuity Company, Wells Fargo
Funds Management, LLC, Wells Capital Management Incorporated, Peregrine Capital
Management, Inc., Galliard Capital Management, Inc., Wells Fargo Private Investment
Advisors, LLC d/b/a Nelson Capital Management, Wells Fargo Funds Distributor, LLC,
Lowry Hill Investment Advisors, Inc., and Wells Fargo Alternative Asset Management, LLC
(collectively, "Applicants") filed an application on February 18, 2009 requesting temporary
and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act")
exempting Applicants and any other company of which Wachovia Securities is or hereafter
becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a)
of the Act with respect to an injunction entered by the United States District Court for the
Northern District of Illinois on February 17, 2009.

On February 18, 2009, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from section
9(a) of the Act from February 17, 2009 until the Commission takes final action on the
application for a permanent order (Investment Company Act Release No. 28618). The notice
gave interested persons an opportunity to request a hearing and stated that an order disposing

of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by Wachovia Securities et al. (File No. 812-13632), that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Northern District of Illinois on February 17, 2009.

By the Commission.

Elizabeth M. Murphy
Secretary